                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                             ----------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)

                               (AMENDMENT NO. 12)


                             RF Micro Devices, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   749941 10 0
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               William B. Lawrence
                                    TRW Inc.
                             1900 Richmond Road, 3E
                              Cleveland, Ohio 44124
                                 (216) 291-7230
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                January 21, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.


                         (Continued on following pages)



                               (Page 1 of 9 Pages)

                                       13D
CUSIP NO. 749941 10 0                                          Page 2 of 9 Pages

   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) TRW Inc. ("TRW"), I.D. #34-0575430

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) ___
                                                                       (b) ___

   3      SEC USE ONLY

   4      SOURCE OF FUNDS
          WC, OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)                                                ____

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Ohio
  NUMBER OF SHARES      7     SOLE VOTING POWER               12,455,948
                                                          ----------------------
 BENEFICIALLY OWNED     8     SHARED VOTING POWER
                                                          ----------------------
 BY EACH REPORTING      9     SOLE DISPOSITIVE POWER          12,455,948
                                                          ----------------------
    PERSON WITH         10    SHARED DISPOSITIVE POWER
                                                          ----------------------

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          12,455,948

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          15.7 percent

   14     TYPE OF REPORTING PERSON
          CO

                                  SCHEDULE 13D

This Amendment No. 12 on Schedule 13D amends the beneficial ownership statement initially filed on February 12, 1998 on Schedule 13G, as amended by Amendment No. 1 on Schedule 13D filed on June 29, 1998, Amendment No. 2 on Schedule 13D filed on September 18, 1998, Amendment No. 3 on Schedule 13D filed on February 3, 1999, Amendment No. 4 on Schedule 13D filed on April 29, 1999, Amendment No. 5 on Schedule 13D filed on June 1, 1999, Amendment No. 6 on Schedule 13D filed on June 9, 1999, Amendment No. 7 on Schedule 13D filed on October 5, 1999, Amendment No. 8 on Schedule 13D filed on October 12, 1999, Amendment No. 9 on
Schedule 13D filed on November 18, 1999, Amendment No. 10 on Schedule 13D filed on December 7, 1999 and Amendment No. 11 on Schedule 13D filed on January
4, 2000 (collectively, the "Schedule 13D"), pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, by TRW Inc., an Ohio corporation ("TRW"). This statement is being filed to reflect TRW's sale, in the aggregate, of 1,442,500 shares of common stock, no par value ("Common Stock"), of RF Micro Devices, Inc. ("RFMD"), executed in multiple trades between January 4, 2000 and January 24, 2000, in accordance with Rule 144 under the Securities Act of 1933, as amended. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13D. Except as modified herein, there have been no other changes in the information previously reported in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are amended by deleting them in their entirety and replacing them with the following:

     (a) TRW beneficially owns 12,455,948 shares of Common Stock. The number of shares of Common Stock beneficially owned by TRW represents 15.7 percent of the 79,369,927 shares of Common Stock outstanding as of November 3, 1999. The Directors and executive officers of TRW disclaim beneficial ownership of these shares.

     (b) TRW has sole voting and dispositive power with respect to 12,455,948 shares.

     (c) On January 4, 2000, TRW sold 70,000 shares of Common Stock of RFMD in three different trades as follows:


---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
  10,000                                   $76.5000
---------------------------------------- ---------------------------------------
  20,000                                    76.1250
---------------------------------------- ---------------------------------------
  40,000                                    76.0000
---------------------------------------- ---------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

              On January 7, 2000, TRW sold an additional 20,000 shares of Common Stock of RFMD in a single trade for a price of $69.50 per share, before deducting selling commissions and/or fees of approximately .003 percent.



                              (Page 3 of 9 Pages)

              On January 10, 2000, TRW sold an additional 200,000 shares of Common Stock of RFMD in twenty-eight different trades as follows:

---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
 15,000                                   $71.5000
---------------------------------------- ---------------------------------------
  5,000                                    71.1250
---------------------------------------- ---------------------------------------
  5,000                                    71.0000
---------------------------------------- ---------------------------------------
 25,000                                    71.0000
---------------------------------------- ---------------------------------------
  2,500                                    71.1250
---------------------------------------- ---------------------------------------
  2,500                                    71.0000
---------------------------------------- ---------------------------------------
 10,000                                    71.0000
---------------------------------------- ---------------------------------------
 10,000                                    71.1250
---------------------------------------- ---------------------------------------
 10,000                                    71.2500
---------------------------------------- ---------------------------------------
 10,000                                    71.3750
---------------------------------------- ---------------------------------------
  5,000                                    71.3750
---------------------------------------- ---------------------------------------
 10,000                                    71.5000
---------------------------------------- ---------------------------------------
  5,000                                    71.7500
---------------------------------------- ---------------------------------------
  5,000                                    71.8750
---------------------------------------- ---------------------------------------
  5,000                                    72.0000
---------------------------------------- ---------------------------------------
  5,000                                    72.1250
---------------------------------------- ---------------------------------------
  5,000                                    71.2500
---------------------------------------- ---------------------------------------
  5,000                                    71.3750
---------------------------------------- ---------------------------------------
  5,000                                    71.5000
---------------------------------------- ---------------------------------------
  5,000                                    71.6250
---------------------------------------- ---------------------------------------
 10,000                                    71.5000
---------------------------------------- ---------------------------------------
 10,000                                    71.6250
---------------------------------------- ---------------------------------------
  5,000                                    71.5625
---------------------------------------- ---------------------------------------
  5,000                                    71.6250
---------------------------------------- ---------------------------------------
  5,000                                    71.5625
---------------------------------------- ---------------------------------------
  5,000                                    71.6875
---------------------------------------- ---------------------------------------
  5,000                                    71.7500
---------------------------------------- ---------------------------------------
  5,000                                    71.8750
---------------------------------------- ---------------------------------------


                              (Page 4 of 9 Pages)

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

              On January 11, 2000, TRW sold an additional 50,000 shares of Common Stock of RFMD in ten different trades as follows:

---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
     5,000                                $74.2500
---------------------------------------- ---------------------------------------
     5,000                                 74.3750
---------------------------------------- ---------------------------------------
     5,000                                 74.5000
---------------------------------------- ---------------------------------------
     5,000                                 74.6250
---------------------------------------- ---------------------------------------
     5,000                                 74.7500
---------------------------------------- ---------------------------------------
     2,500                                 76.1250
---------------------------------------- ---------------------------------------
     5,000                                 76.0000
---------------------------------------- ---------------------------------------
    10,000                                 76.0000
---------------------------------------- ---------------------------------------
     2,500                                 76.2500
---------------------------------------- ---------------------------------------
     5,000                                 76.0000
---------------------------------------- ---------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

              On January 12, 2000, TRW sold an additional 147,500 shares of Common Stock of RFMD in twenty-one different trades as follows:

---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
     7,500                                $72.0000
---------------------------------------- ---------------------------------------
     5,000                                 72.2500
---------------------------------------- ---------------------------------------
     5,000                                 72.5000
---------------------------------------- ---------------------------------------
     5,000                                 72.5000
---------------------------------------- ---------------------------------------
    15,000                                 74.0000
---------------------------------------- ---------------------------------------
     5,000                                 74.1250
---------------------------------------- ---------------------------------------
     5,000                                 74.2500
---------------------------------------- ---------------------------------------
     5,000                                 74.3750
--------------------------------------------------------------------------------
     5,000                                 74.5000
---------------------------------------- ---------------------------------------
     7,500                                 74.0000
---------------------------------------- ---------------------------------------
     7,500                                 74.0000
---------------------------------------- ---------------------------------------
     5,000                                 74.5000
---------------------------------------- ---------------------------------------
     5,000                                 74.2500
---------------------------------------- ---------------------------------------
     5,000                                 74.0000
---------------------------------------- ---------------------------------------
    10,000                                 74.0000
---------------------------------------- ---------------------------------------
     5,000                                 74.1250
---------------------------------------- ---------------------------------------
    10,000                                 74.2500
---------------------------------------- ---------------------------------------
    10,000                                 74.5000
---------------------------------------- ---------------------------------------
     5,000                                 74.8750
---------------------------------------- ---------------------------------------
    10,000                                 74.7500
--------------------------------------------------------------------------------
    10,000                                 74.8750
---------------------------------------- ---------------------------------------

                              (Page 5 of 9 Pages)

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

              On January 13, 2000, TRW sold an additional 200,000 shares of Common Stock of RFMD in twenty different trades as follows:

---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
     5,000                                $77.2500
---------------------------------------- ---------------------------------------
    12,500                                 77.1250
---------------------------------------- ---------------------------------------
    15,000                                 77.2500
---------------------------------------- ---------------------------------------
     7,500                                 77.3750
---------------------------------------- ---------------------------------------
    10,000                                 77.3750
---------------------------------------- ---------------------------------------
    10,000                                 77.5000
---------------------------------------- ---------------------------------------
    10,000                                 76.0000
---------------------------------------- ---------------------------------------
    10,000                                 76.1250
---------------------------------------- ---------------------------------------
     5,000                                 76.1250
---------------------------------------- ---------------------------------------
     7,500                                 76.2500
---------------------------------------- ---------------------------------------
     7,500                                 76.2500
---------------------------------------- ---------------------------------------
    10,000                                 76.5000
---------------------------------------- ---------------------------------------
    10,000                                 76.6250
---------------------------------------- ---------------------------------------
    10,000                                 76.7500
---------------------------------------- ---------------------------------------
    10,000                                 76.5625
---------------------------------------- ---------------------------------------
     5,000                                 76.6250
---------------------------------------- ---------------------------------------
     5,000                                 76.6250
---------------------------------------- ---------------------------------------
    10,000                                 76.5000
---------------------------------------- ---------------------------------------
    20,000                                 76.6250
---------------------------------------- ---------------------------------------
    20,000                                 76.5625
---------------------------------------- ---------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

              On January 14, 2000, TRW sold an additional 175,000 shares of Common Stock of RFMD in twenty-one different trades as follows:

---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
    10,000                                $78.0000
---------------------------------------- ---------------------------------------
    10,000                                 78.0000
---------------------------------------- ---------------------------------------
     5,000                                 78.0000
---------------------------------------- ---------------------------------------
    25,000                                 78.0000
---------------------------------------- ---------------------------------------
    10,000                                 79.6250
---------------------------------------- ---------------------------------------
    10,000                                 79.7500
---------------------------------------- ---------------------------------------
    10,000                                 79.8750
---------------------------------------- ---------------------------------------
    10,000                                 80.0000
---------------------------------------- ---------------------------------------
    10,000                                 80.1250
---------------------------------------- ---------------------------------------
     5,000                                 80.8750
---------------------------------------- ---------------------------------------
    10,000                                 80.7500
---------------------------------------- ---------------------------------------

                             (Page 6 of 9 Pages)

---------------------------------------- ---------------------------------------
    10,000                                 80.8750
---------------------------------------- ---------------------------------------
     5,000                                 81.0000
---------------------------------------- ---------------------------------------
     7,500                                 81.1250
---------------------------------------- ---------------------------------------
     5,000                                 81.2500
---------------------------------------- ---------------------------------------
     7,500                                 81.0000
---------------------------------------- ---------------------------------------
     5,000                                 81.0000
---------------------------------------- ---------------------------------------
     5,000                                 81.2500
---------------------------------------- ---------------------------------------
     5,000                                 81.5000
---------------------------------------- ---------------------------------------
     5,000                                 81.6250
---------------------------------------- ---------------------------------------
     5,000                                 81.7500
---------------------------------------- ---------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

              On January 21, 2000, TRW sold an additional 400,000 shares of Common Stock of RFMD in thirty-three different trades as follows:

---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------

---------------------------------------- ---------------------------------------
    10,000                                $82.6250
---------------------------------------- ---------------------------------------
    10,000                                 82.7500
---------------------------------------- ---------------------------------------
    15,000                                 82.7500
---------------------------------------- ---------------------------------------
    15,000                                 82.8750
---------------------------------------- ---------------------------------------
    15,000                                 83.2500
---------------------------------------- ---------------------------------------
    15,000                                 83.5000
---------------------------------------- ---------------------------------------
    10,000                                 83.8750
---------------------------------------- ---------------------------------------
     5,000                                 83.7500
---------------------------------------- ---------------------------------------
     5,000                                 83.7500
---------------------------------------- ---------------------------------------
    10,000                                 83.5000
---------------------------------------- ---------------------------------------
    10,000                                 83.7500
---------------------------------------- ---------------------------------------
    10,000                                 84.0000
---------------------------------------- ---------------------------------------
    10,000                                 84.1250
---------------------------------------- ---------------------------------------
    10,000                                 84.5000
---------------------------------------- ---------------------------------------
    10,000                                 85.6250
---------------------------------------- ---------------------------------------
    10,000                                 85.8750
---------------------------------------- ---------------------------------------
    10,000                                 86.1250
---------------------------------------- ---------------------------------------
    10,000                                 86.3750
---------------------------------------- ---------------------------------------
     5,000                                 86.7500
---------------------------------------- ---------------------------------------
     5,000                                 86.7500
---------------------------------------- ---------------------------------------
    15,000                                 88.3750
---------------------------------------- ---------------------------------------
    10,000                                 88.3750
---------------------------------------- ---------------------------------------
    25,000                                 88.3750
---------------------------------------- ---------------------------------------
    10,000                                 88.3750
---------------------------------------- ---------------------------------------
     5,000                                 88.3750
---------------------------------------- ---------------------------------------
     5,000                                 88.1250
---------------------------------------- ---------------------------------------
    10,000                                 88.0000
---------------------------------------- ---------------------------------------

                             (Page 7 of 9 Pages)

---------------------------------------- ---------------------------------------
    10,000                                 88.2500
---------------------------------------- ---------------------------------------
     5,000                                 88.5000
---------------------------------------- ---------------------------------------
     5,000                                 88.6250
---------------------------------------- ---------------------------------------
    50,000                                 89.0000
---------------------------------------- ---------------------------------------
    25,000                                 89.1250
---------------------------------------- ---------------------------------------
    25,000                                 89.5000
---------------------------------------- ---------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

              On January 24, 2000, TRW sold an additional 180,000 shares of Common Stock of RFMD in sixteen different trades as follows:

---------------------------------------- ---------------------------------------
NUMBER OF SHARES                         PRICE PER SHARE
---------------------------------------- ---------------------------------------
---------------------------------------- ---------------------------------------
    15,000                                $94.0000
---------------------------------------- ---------------------------------------
    10,000                                 94.0000
---------------------------------------- ---------------------------------------
    25,000                                 94.0000
---------------------------------------- ---------------------------------------
    10,000                                 93.2500
--------------------------------------------------------------------------------
    20,000                                 93.0000
---------------------------------------- ---------------------------------------
    10,000                                 93.2500
---------------------------------------- ---------------------------------------
    10,000                                 93.1250
---------------------------------------- ---------------------------------------
    15,000                                 93.1250
---------------------------------------- ---------------------------------------
    10,000                                 93.3750
---------------------------------------- ---------------------------------------
    10,000                                 93.6250
---------------------------------------- ---------------------------------------
     7,500                                 93.7500
---------------------------------------- ---------------------------------------
     7,500                                 93.7500
---------------------------------------- ---------------------------------------
    15,000                                 94.0000
---------------------------------------- ---------------------------------------
     5,000                                 93.8750
---------------------------------------- ---------------------------------------
     5,000                                 93.3750
---------------------------------------- ---------------------------------------
     5,000                                 93.0000
---------------------------------------- ---------------------------------------

The prices set forth above do not reflect selling commissions and/or fees of approximately .003 percent on each of these transactions.

All of these shares were sold in accordance with Rule 144 under the Securities Act of 1933, as amended. Except for the foregoing, no transactions have been effected in the Common Stock of RFMD by TRW or, to the best knowledge of TRW, by its directors and executive officers within the past 60 days.

                             (Page 8 of 9 Pages)

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 25, 2000

                                    TRW INC.

                                    By:     /s/ Kathleen A. Weigand
                                           -----------------------------------
                                           Kathleen A. Weigand
                                           Vice President, Assistant General
                                           Counsel and Assistant Secretary



                               (Page 9 of 9 Pages)